FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	May 22, 2012
Frankfurt – FMV (WKN: A0LHKJ)

Del Toro NI 43-101 Technical Report &
Pre-Feasibility Study

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce a new NI 43-101 Technical Report (TR) and Pre-Feasibility Study (PFS) for the Del Toro Silver Mine.

REPORTED HIGHLIGHTS

  Silver Equivalent Measured & Indicated Resources increased by 186% to 74.5 million ounces
  Silver Equivalent Inferred Resources increased by 79% to 79.0 million ounces
  Total estimated production to reach 9.7 million silver equivalent ounces in 2014
  Estimated total operating costs at $34.96 per tonne and cash costs of $7.32 per ounce of silver on a by-product basis
  Post Tax NPV at 5% discount = US$147.1 million using a US$25 silver price
  Internal Rate of Return (IRR) is 43% with a payback period of 2.5 years from completion
  Life of Mine (LOM) currently estimated at 6.5 years taking into consideration mine dilution from underground mining operations and metallurgical silver recoveries of 77% in Sulfides and 81% in Oxides
  Total capital requirement over three years of $124.2 million including a 5% contingency
  The Del Toro Silver Mine is 100% owned by First Majestic Silver and there are no Royalties payable

This new NI 43-101 TR and PFS considers exploration and development work completed as at the cut-off date of March 31, 2012. These estimates include all work completed as at the cut-off date, including a total of 35,230 metres of diamond drilling over 117 holes and development metres totalling 7,133. Assays for 33 holes did not make the cut-off date and were not included in this report. Seven drill rigs remain actively drilling on site. The new Resource estimates as at the cut-off consists of 74.5 million ounces of silver equivalent in Measured and Indicated Resources, representing an increase of 186% from the 2008 estimates plus an additional 79.0 million ounces contained in Inferred Resources representing a 79% increase from the previous estimate.

Construction of the new 4,000 tpd dual circuit processing mill commenced in April 2011. As of today’s date, construction remains on time with first phase of production scheduled to commence in the fourth quarter 2012. Ramp up of production used in the PFS was as follows; Phase 1 - starting in October 2012 through the first half of 2013 includes only sulfide ore processing through the flotation circuit at a capacity of 1,000 tpd; Phase 2 – includes the last half of 2013 through 2017 which includes oxide ore processing through cyanide leaching at a capacity of 2,000 tpd plus sulfide ore processing through flotation at a capacity of 2,000 tpd for total throughput of 4,000 tpd; Phase 3 - Year 2018 includes only 4,000 tpd of sulfide ore though flotation.

Total estimated throughput, described in more detail in the table below, reaches a production level in 2014 of approximately 9.7 million equivalent ounces of silver represented by 6.7 million ounces of pure silver annually plus approximately 39.4 million pounds of lead and 39.9 million pounds of zinc. Life of Mine (LOM) calculated in the Report is estimated at 6.5 years taking into consideration mine dilution and metallurgical silver recoveries of 77% in sulfides and 81% in oxides and lead and zinc recoveries from sulfides of 50% and 40%, respectively.

Keith Neumeyer, CEO and President of First Majestic Silver, states: “it should be apparent from the great strides being made with Del Toro that First Majestic is well on its way to achieving its objective of becoming the next senior silver producer. Our greatest challenge with the Del Toro is keeping ahead of reporting the rapid growth in the underground resources. As we continue to drill and further define the resources we anticipate it will be necessary to file yet another Technical Report by the end of this year. When we commission Del Toro later this year, and with the pending acquisition of Silvermex, First Majestic will have five producing mines with annual silver production exceeding ten million ounces and rapidly ramping up to over 15 million ounces by 2014. Our primary focus remains to continually expand production while driving costs downward to maintain our status of having our costs within the first quartile amongst our mid-tier and senior peers. As always, my continuing congratulations go out to our entire First Majestic team for its outstanding achievements.”

Total Resources as at the cut-off date reached a silver equivalent Measured & Indicated Resource of 74.5 million ounces plus an additional silver equivalent Inferred Resources of 79.0 million ounces. More details can be seen in the table below.

The following three summary tables were taken from the complete Del Toro Silver Mine NI 43-101 TR and PFS prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report in its entirety which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

Mineral Resources “In-Situ” as of March 31, 2012

Deposit	Tonnes M	Width m	Au g/t	Ag g/t	Pb %	Zn %	Ag (only) oz	Ag oz eq	Total Ag oz eq
Measured Sulfide Resources	1,042,705	6.73	0.00	90	1.66	3.72	3,021,927	4,448,816	7,470,744
Indicated Sulfide Resources	5,457,078	9.03	0.11	155	2.55	3.12	27,158,770	25,716,434	52,875,205
Total Measured + Inidicated Sulfides	6,499,783	8.66	0.09	144	2.40	3.21	30,180,698	30,165,251	60,345,948
Measured Oxide Resources	1,111,441	10.03	0.00	136	1.38	1.74	4,866,988	526	4,867,514
Indicated Oxide Resources	1,837,759	11.54	0.01	156	1.98	2.08	9,222,395	24,421	9,246,816
Total Measured + Indicated Oxides	2,949,200	10.97	0.00	149	1.75	1.95	14,089,383	24,947	14,114,330
Total Measured + Indicated Sulfides + Oxides	9,448,983	9.38	0.06	146	2.20	2.82	44,270,081	30,190,198	74,460,278
Inferred Sulfide Resources	8,617,965	8.42	0.09	120	2.12	3.83	33,233,695	42,234,881	75,468,576
Inferred Oxide Resources	641,136	6.49	0.00	173	2.33	1.86	3,573,464	0	3,573,464
Total Inferred Sulfides + Oxides	9,259,101	8.29	0.08	124	2.12	3.83	36,807,159	42,234,881	79,042,040

PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eqv. = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices: Silver $25/oz, Gold $1600/oz, Lead $0.90/lb, Zinc $0.90/lb.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Inferred Mineral Resources do not have economic value and these have not been included in this TR as part of the economic analysis.

In PAH’s opinion, and as described in the Report, numerous prospective mineralized structures and alteration zones within the Del Toro property holdings remain either under-explored or unexplored such as the already know areas of San Juan, Perseverancia and San Nicolas and the areas for future exploration such as the extension to depth of the Perseverancia chimney, the extension to the Northeast of the San Nicolas Vein, the newly purchased Dolores mine, in addition to Lourdes, Las Cotorras, La Nueva, India, Tayoltita, El Huitrón, and La Verdiosa structures.

Estimated Capital Expenditures

	YEARS			TOTALS
Category	2012	2013	2014
Mine Development	$5,259,339	$3,707,559	$1,322,283	$10,289,181
Exploration	$4,000,000	$2,000,000	$2,000,000	$8,000,000
San Francisco Shaft and Mine Equipment	$12,510,000	$7,715,000		$20,225,000
Process Plant	$32,227,500	$44,345,295		$76,572,795
Total Direct Costs	$53,996,839	$57,767,854	$3,322,283	$115,086,976
Owner Costs	$1,200,000			$1,200,000
First Fills (Process + Mine)	$500,000	$1,000,000	$500,000	$2,000,000
Total Indirect Costs	$1,700,000	$1,000,000	$500,000	$3,200,000
Subtotal Capital Expenditures	$55,696,839	$58,767,854	$3,822,283	$118,286,976
Contingencies @ 5%	$2,784,842	$2,938,393	$191,114	$5,914,349
TOTAL CAPITAL EXPENDITURE	$58,481,681	$61,706,247	$4,013,397	$124,201,325

Life of Mine Production Schedule

CATEGORY	YEARS								TOTALS
	2012	2013	2014	2015	2016	2017	2018	2019
Total Sulfide Tonnes Mined/Milled	82,000	350,000	660,000	660,000	660,000	851,381	1,234,158	131,375	4,628,914
Average Head Grades
Silver - gpt	173	178	173	173	179	179	170	167	174
Lead - %	2.71	2.80	2.71	2.71	2.81	2.82	2.65	2.60	2.73
Zinc - %	2.74	2.68	2.74	2.74	2.67	2.66	2.78	2.82	2.72
Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.10	0.12	0.13	0.11
Total Oxide Tonnes Mined/Milled		240,000	660,000	660,000	660,000	468,619	85,842		2,774,461
Head Grades *
Silver - gpt		146	141	141	141	144	140		142
Total Sulfide + Oxide Tonnes Mined & Milled	82,000	590,000	1,320,000	1,320,000	1,320,000	1,320,000	1,320,000	131,375	7,403,375
Average Head Grades
Silver - gpt	173	165	157	157	160	167	168	167	162
Lead - % **	2.71	2.33	2.19	2.19	2.24	2.40	2.59	2.60	2.33
Zinc - % **	2.74	2.30	2.31	2.31	2.27	2.36	2.73	2.82	2.40
Gold - gpt**	0.11	0.06	0.06	0.06	0.05	0.06	0.11	0.13	0.07
Annual Production
Silver ounces	456,214	3,130,257	6,665,423	6,665,423	6,790,157	7,077,160	7,127,143	706,185	38,617,962
Pounds of Lead	4,891,963	21,603,721	39,380,449	39,380,449	40,954,419	52,943,786	72,055,528	7,525,497	278,735,812
Pounds of Zinc	4,959,313	20,649,525	39,912,041	39,912,041	38,784,370	49,949,239	75,767,342	8,169,082	278,102,953
Gold ounces	311	1,119	2,412	2,412	1,967	2,463	4,804	550	16,038
TOTAL Equivalent Ounces of Silver Produced	829,511	4,720,236	9,675,393	9,675,393	9,789,405	10,941,694	12,756,980	1,306,383	59,694,995

* PAH has not reported Pb, Zn grades of oxide ores because no mill recovery of them will be done. San Juan Zinc deposit is not included in the Reserves.
** Average grades for sulfide ore only.
Metal average price assumptions for calculating equivalent ounces: Silver $25.00/oz, Lead $0.90/lb, Zinc $0.90/lb, Gold $1,600/oz

For the purposes of this PFS, Measured and Indicated Resources have been treated as Reserves therefore are inclusive of the estimated Mineral Reserves after deducting 12% of ore left in pillars and adding back 5% for mining dilution, and also deducting an ore body of zinc that is in the process of being defined. The result of these changes reduces the Measured and Indicated Resources of 9.4 million tonnes or 74.5 million ounces to 7.4 million tonnes equaling 59.7 million ounces of silver equivalent.

Current Construction Program

Mine and mill production is planned at 4,000 tpd, based on 330 working days per year. Full production is planned to be about 660,000 tonnes per year of sulfide ore and 660,000 tonnes per year of oxide ore. Achievement of this production rate is scheduled for 2014, with a ramp-up period commencing in late 2012 to early 2014.

The estimated remaining capital costs for 2012 as at March 31, 2012 to bring the Del Toro mine on stream and achieve the Phase 1 production rate of 1,000 tpd is estimated at an additional $47.8 million. To achieve full production at a rate of 4,000 tpd (1,320,000 tonnes per year) total estimated capital is $124.2 million, consisting of $38.5 million for the mine, $76.6 million for the mill facility, $3.2 million indirect cost, and $5.9 million contingency. Of the $124.2 million of capital investment, about $9.0 million (without contingency) is budgeted for developing and equipping the main San Francisco Shaft and ancillary installations, including an underground crusher station. LOM sustaining capital is estimated at about $17.48 million. Of the $124.2 million budget, $10.7 million has been spent in 2012 up to March 31, 2012. The remainder of the $124.2 capital expenditure from April 1, 2012 onward is planned to be spent as follows; $47.8 million for the balance of 2012, $61.7 is budgeted for 2013 and the balance of $4.0 is planned on being spent in 2014. It is expected that current cash flows and cash on hand are sufficient to finance this expenditure.

Total operating costs are projected at US$34.97 per tonne for LOM and cash costs of $7.32 per ounce of silver on a by-product basis including smelting and refining costs. Mine operating costs are estimated at an average of US$19.88 per tonne and mill operating costs are budgeted at US$13.56 per tonne with indirect cost at US$1.56 per tonne. Mine development is a very small component of the operating costs as most Del Toro mine development will be capitalized over LOM. The mine development, construction of the mill and process plant for both sulfide and oxide ore and construction of ancillary facilities is currently underway. The processing plant is scheduled to initiate operations at a rate of 1,000 tpd by Q4 2012 and ramp up to 4,000 tpd by mid-2014.

The Company's independent Qualified Person under the policies of National Instrument 43-101 who has reviewed the contents of this news release and who is responsible for the preparation of this Technical Report is Leonel López, C.P.G., P.G., who is an employee of Pincock Allen & Holt, and is independent of the Company.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.